SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF
                      the Securities Exchange Act of 1934


                         For the month of December 2002

                          (Commission File No. 1-14668)

                            Energy Company of Parana
                  (Translation of registrant's name in English)

                            Rua Coronel Dulcidio, 800
                           80420-170 Curitiba, Parana
                          Federative Republic of Brazil
                                 (5541) 322-3535
                    (Address of Principal Executive Offices)


              (Indicate by check mark whether the registrant files
                   or will file annual reports under cover of
                            Form 20-F or Form 40-F.)

                           Form 20-F _X_ Form 40-F ___


                       (Indicate by check mark whether the
                    registrant by furnishing the information
                     contained in this form is also thereby
                        furnishing the information to the
                   Commission pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934.)

                                 Yes ___ No _X_

Companhia Paranaense de Energia - COPEL

Financial Statements Together with
Special Review Report of Independent Public Accountants
   (Free translation of report originally issued in Portuguese)


September 30, 2002

            (Convenience Translation into English from the Original
                        Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT


To the Management and Shareholders of
Companhia Paranaense de Energia - Copel
Curitiba - PR


(1) We have reviewed the accompanying quarterly information (ITR), of COMPANHIA PARANAENSE DE ENERGIA - COPEL and its subsidiaries, as of and for the nine-month periods ended September 30, 2002, consisting of the balance sheet, the related statement of income, company and consolidated, and the performance report, in accordance with accounting practices established by Brazilian Corporate Law. This information is the responsibility of the Company's management.

(2) Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (Ibracon), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with the management personnel responsible for the accounting, financing and operating areas of the Company and its subsidiaries about the criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events that have or might have significant effects on the financial position and operations of the Company and its subsidiaries.

(3) Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in paragraph (1) for it to be in conformity with the accounting practices established by Brazilian Corporate Law and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of quarterly information.

(4) As mentioned in Note 23, the Company recorded, in its financial statements as of September 30, 2002, in current assets, receivables in the amount of R$ 209,393,000 and, in current liabilities, payables in the amount of R$ 161,268,000, related to transactions of sales and purchase of electric energy in the Wholesale Energy Market (MAE), based on preliminary data provided by the MAE, in what refers to COPEL Geracao S.A. and based on estimates prepared by Management, in what refers to COPEL Distribuicao S.A. These amounts are subject to changes pending the decisions of lawsuits in progress, filed by COPEL Distribuicao S.A. and other energy distribution companies, related to the interpretation of the market rules in effect. The financial settlement of these amounts is scheduled for November 22, 2002, and depends on the financial capacity of the companies of the sector to honor their committments. In addition, due to the aforementioned judicial process, the deferral of the variation of amounts in Portion "A" has not yet been approved by ANEEL.

(5) The company and consolidated balance sheets as of June 30, 2002 were previously reviewed by us, and the report thereon, dated August 14, 2002, contained a qualification regarding the receivables and payables related to transactions of purchase and sale of energy in the Wholesale Electric Energy Market - MAE for the period from September 1, 2000 to June 30, 2002, which were recorded based on preliminary calculations provided by the MAE, with amounts still pending confirmation by MAE and subsequent financial settlement, as well as an emphasis paragraph regarding the recording of the deferral related to the variations of Portion "A", which were pending ANEEL approval. The statements of income for the three and nine-month periods ended September 30, 2001 were reviewed by other independent auditors, whose report thereon, dated October 25, 2001, contained an emphasis paragraph regarding the recording of the transactions in the MAE in the period from June 1 to September 30, 2001, which were recorded based on estimates prepared by Company Management, since the MAE, which was responsible for the computation of these transactions, had not made available the information on the agents' payables and receivables until October 25, 2001.

(6) This quarterly financial information has been translated into English solely for the convenience of the readers.


Curitiba, November 8th, 2002



DELOITTE TOUCHE TOHMATSU

                     COMPANHIA PARANAENSE DE ENERGIA - COPEL

                           CONSOLIDATED BALANCE SHEETS

                         As of September 30 and June 30
        (In corporate law and expressed in thousands of Brazilian reais)

                    (Translated from original in Portuguese)

                                     ASSETS

                                      September 30, 2002             June 30, 2002
                                  ---------------------------  -------------------------
                                    Consolidated      Company  Consolidated      Company
                                   -------------   ----------- ------------   ----------
CURRENT ASSETS
   Cash and cash equivalents .....      509,983       322,564      539,428       341,870
   Accounts receivable ...........      751,432             -      744,118             -
   Allowance for doubtful accounts      (23,288)            -      (19,231)            -
   Materials and supplies ........       17,971             -       20,089             -
   Recoverable rate deficit (CRC)        20,876             -       70,326             -
   Tariff cost deferral ..........       19,195             -       12,620             -
   Other taxes ...................      117,523         9,995       13,911         8,879
   Other Accounts receivable .....       15,879         9,860       16,396         9,860
   Prepaid expenses and other ....       52,316         2,659       38,219         3,146
                                     ----------    ----------   ----------    ----------
                                      1,481,887       345,078    1,435,876       363,755
LONG-TERM ASSETS:
   Deferred income taxes .........      587,076       119,157      416,483       118,707
   Judicial deposits .............       75,379        53,935       66,982        48,158
   Recoverable rate deficit (CRC)       769,680             -      721,684             -
   Tariff cost deferal ...........      325,881             -      302,967             -
   Intercompany receivable .......       36,792     1,241,385       36,033       948,921
   Other noncurrent assets .......       55,063         3,513       76,308         3,513
                                     ----------    ----------   ----------    ----------
                                      1,849,871     1,417,990    1,620,457     1,119,299

INVESTMENTS ......................      505,266     4,949,449      500,112     5,105,261

PROPERTY, PLANT AND EQUIPMENT:
   In service ....................    8,179,623             -    8,092,987             -
   Accumulated depreciation ......   (2,720,250)            -   (2,650,782)            -
                                     ----------    ----------   ----------    ----------
                                      5,459,373             -    5,442,205             -

   Construction work in progress .      471,624             -      452,387             -
                                     ----------    ----------   ----------    ----------
                                      5,930,997             -    5,894,592             -
                                     ----------    ----------   ----------    ----------
   Total assets ..................    9,768,021     6,712,517    9,451,037     6,588,315
                                     ==========    ==========   ==========    ==========


   The accompanying notes are an integral part of these financial statements.

                     COMPANHIA PARANAENSE DE ENERGIA - COPEL

                           CONSOLIDATED BALANCE SHEETS

                         As of September 30 and June 30

        (In corporate law and expressed in thousands of Brazilian reais)

                    (Translated from original in Portuguese)

                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------

                                                September 30, 2002         June 30, 2002
                                             ------------------------  ----------------------
                                              Consolidated    Company  Consolidated   Company
                                             -------------  ---------  ------------ ---------
CURRENT LIABILITIES:
   Loans and financing ......................     173,327      37,081     149,757      13,174
   Debentures ...............................      27,916      27,916      25,342      25,342
   Suppliers ................................     412,323         612     320,935         706
   Taxes  and social contributions ..........     134,236      40,222     158,416      40,151
   Dividends proposed .......................         647         647         649         649
   Accrued payroll costs ....................      59,425       3,382      53,510       3,387
   Pension and health-care plans ............      32,835           -      33,927           -
   Regulatory charges .......................      35,021           -      27,275           -
   Other accrued liabilities ................      37,194         112      36,584         116
                                                ---------   ---------   ---------   ---------
                                                  912,924     109,972     806,395      83,525
LONG-TERM LIABILITIES:
   Loans and financing ......................   1,545,924     823,272   1,269,030     602,368
   Debentures ...............................     529,854     529,854     508,910     508,910
   Taxes  and social contributions ..........     403,369     253,965     360,995     259,733
   Provision for contingencies ..............     116,175           -     113,721           -
   Pension and health-care plans ............     633,291           -     639,954           -
   Other liabilities ........................       2,973           -       2,973           -
   Special liabilities ......................     628,057           -     615,280           -
                                                ---------   ---------   ---------   ---------
                                                3,859,643   1,607,091   3,510,863   1,371,011
SHAREHOLDERS' EQUITY:
   Capital stock ............................   1,620,247   1,620,247   1,620,247   1,620,247
   Capital reserves .........................   1,548,328   1,548,328   1,548,328   1,548,328
   Income reserves ..........................   1,826,879   1,826,879   1,965,204   1,965,204
                                                ---------   ---------   ---------   ---------
                                                4,995,454   4,995,454   5,133,779   5,133,779
                                                ---------   ---------   ---------   ---------
   Total liabilities and shareholders' equity   9,768,021   6,712,517   9,451,037   6,588,315
                                                =========   =========   =========   =========

   The accompanying notes are an integral part of these financial statements.

                     COMPANHIA PARANAENSE DE ENERGIA - COPEL

                        CONSOLIDATED STATEMENTS OF INCOME

                        As of September 30, 2002 and 2001

        (In corporate law and expressed in thousands of Brazilian reais)
                    (Translated from original in Portuguese)

                                                             September 30,        September 30,
                                                                2002                  2001
                                                      -------------------------    ----------
                                                      Consolidated     Company       Company
                                                      ------------   ----------    ----------
OPERATING REVENUES:
   Electricity sales to final customers ............    2,428,142             -     2,009,266
   Value-added taxes on sales to final customers ...     (788,608)            -      (592,599)
   Electricity sales to distributors ...............      160,296             -        89,565
   Use of transmission plant .......................      102,259             -        39,752
   Other revenues ..................................       69,300             -        80,177
                                                       ----------    ----------    ----------
   Net operating revenues ..........................    1,971,389             -     1,626,161

OPERATING EXPENSES:
   Electricity purchased for resale ................     (548,611)            -      (307,740)
   Use of transmission plant .......................     (103,683)            -       (97,889)
   Depreciation and amortization ...................     (211,386)            -      (211,771)
   Personnel .......................................     (239,327)       (2,440)     (249,528)
   Regulatory charges ..............................     (121,488)       (3,431)     (155,086)
   Third party services ............................     (116,205)            -       (92,261)
   Materials and supplies ..........................      (54,966)            -       (32,770)
   Pension and other benefits ......................      (66,615)            -       (24,062)
   Other expenses ..................................      (44,868)           21       (58,982)
                                                       ----------    ----------    ----------
   Total operating expenses ........................   (1,507,149)       (5,853)   (1,230,089)
                                                       ----------    ----------    ----------

OPERATING INCOME ...................................      464,240        (5,853)      396,072

EQUITY IN RESULTS OF INVESTEES .....................      (13,104)      (56,081)       17,194

OTHER INCOME (EXPENSE):
   Financial income (expense), net .................     (539,075)       11,561      (304,911)
   Other operating income (expense) ................       28,006             -             -
   Non-operating expenses (income), net ............      (20,347)          (20)      (13,899)
                                                       ----------    ----------    ----------
   Total other income (expense) ....................     (531,416)       11,541      (318,810)
                                                       ----------    ----------    ----------

INCOME BEFORE INCOME TAXES .........................      (80,280)      (50,393)       94,456

   Provision for income taxes ......................       30,337           450        (4,995)

                                                       ----------    ----------    ----------
NET INCOME FOR THE YEAR ............................      (49,943)      (49,943)       89,461
                                                       ==========    ==========    ==========

   Losses (Earnings) per thousand outstanding shares
   at year-end, in units of Brazilian reais ........        (0.18)        (0.18)         0.33
                                                       ==========    ==========    ==========

    The accompanying notes are an integral part of these financial statements

                     COMPANHIA PARANAENSE DE ENERGIA - COPEL

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                      AS OF SEPTEMBER 30 AND JUNE 30, 2002

        (In corporate law and expressed in thousands of Brazilian reais, unless otherwise indicated)

                  (Translated from the original in Portuguese)


1. THE COMPANY AND ITS OPERATIONS

Companhia Paranaense de Energia - COPEL ("COPEL" or the "Company") is a mixed-capital corporation controlled by the Parana State Government. The Company's principal business is the researching, planning, construction and operation of electricity generation plants and the transmission and distribution of electric energy in the State of Parana. The National Electric Energy Agency - ANEEL, part of the Ministry of Mines and Energy, regulates its principal activities. In addition, Copel is authorized to participate in other companies, in the energy and telecommunications areas, in accordance with the applicable legislation..

The wholly-owned subsidiaries of COPEL, privately-held corporations authorized by ANEEL Resolution No. 258/2001 to start up on July 1, 2001, are as follows:

COPEL Geracao S.A. - created to exploit the energy generation service, it has 18 power plants in operation, of which 17 are hydroelectric plants and 1 is a thermoelectric plant, with installed capacity of 4,548 MW. The concessions for the three largest plants, Foz do Areia, Segredo and Salto Caxias, representing 92% of installed capacity, expire in 2023, 2009 and 2010, respectively;

COPEL Transmissao S.A. - principally engaged in the exploitation of transmission services and transformation of electric energy, in addition to operating part of the national interconnected system located in the South region of Brazil, to the National Electric System Operator - ONS. It transmits electricity under concession valid through 2015, and has 123 substations with voltages equal to or greater than 69 kV and 6,789 km of transmission lines;

COPEL Distribuicao S.A. - engaged in the exploitation of distribution and sale of any type of energy, specially electric energy, fuels and energetic raw materials. It distributes electricity under concessions valid through 2015 in 392 of the 399 cities in the State of Parana, serving 98% of consumers in the State, as well as the city of Porto Uniao, State of Santa Catarina. Additionally, it serves independent consumers in the State of Sao Paulo;

COPEL Telecomunicacoes S.A. - engaged in the exploitation and provision of all types of telecommunications and communications services legally permitted, in the State of Parana and any location the Company is interested in and capable of providing services. It exploits the network and specialized circuit services under permission valid for a 10-year period, renewable for equal period, in accordance with ANATEL Acts No. 61 and 62 of March 23, 1998, which were changed into public interest service by Act No. 4,500 of August 20, 1999;

COPEL Participacoes S.A. - engaged in holding ownership interest in other companies or consortiums.

2. PRESENTATION OF FINANCIAL STATEMENTS

These financial statements are prepared in accordance with accounting practices established by Brazilian Corporate Law, together with specific Regulations established by ANEEL and instructions of the Comissao de Valores Mobiliarios - CVM (Brazilian Securities Commission).

The National Electric Energy Agency - ANEEL reviewed the standards and procedures included in the Chart of Accounts for the Electric Energy Utilities, issuing a new document named Accounting Manual for the Electric Energy Public Service, including the Chart of Accounts, accounting instructions and guidelines for disclosure of economic and financial information, which resulted in important changes in accounting and reporting practices applicable to the companies of the sector to that date. The application of the standards included in the aforementioned Manual is mandatory starting January 1, 2002.

With the purpose of adjusting the presentation of the financial statements to the new chart of accounts and for better comparability, the Company made certain reclassifications in the statements as of September 30, 2001.

The accounting practices adopted in the preparation of this quarterly information are consistent with those adopted in the financial statements as of December 31, 2001, which were published in the official press on April 2, 2002.

All tables in these notes are presented in thousands of Brazilian reais.

The translated interim balance sheets and statements of income were presented based on about the same level of details as of yearend presentation. The quarterly financial information originally issued in Portuguese presents a more detailed disclosure in some of the account captions.

3. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements are presented in accordance with CVM Instruction No. 247/1996 and include the accounts of its wholly-owned subsidiaries COPEL Geracao S.A., COPEL Transmissao S.A., COPEL Distribuicao S.A., COPEL Telecomunicacoes S.A. and COPEL Participacoes S.A.

Subsidiaries Companhia Paranaense de Gas - Compagas and Companhia Nacional de Intervias were not consolidated since they do not cause significant changes in the Company's financial position in 2002 and 2001.

In the consolidation of the financial statements included in the standardized financial statements, the Company's investments in the subsidiaries shareholders' equity, intercompany balances, and transactions were eliminated, so that the consolidated financial statements effectively represent balances and transactions with third parties.

For consolidation purposes, COPEL Participacoes S.A. operating income, arising from investments in other companies, as well as revenue deductions, were reclassified to financial income, in accordance with ANEEL chart of accounts, and equity in results of investees is stated at the net amount in a separate caption in the statement of income.

Since the start-up of the wholly-owned subsidiaries was in the third quarter of 2001, the statements of the Company for the period ended September 30, 2001 permit the proper comparability only for the third quarter changes. The quarterly changes in the consolidated financial statements until June 30, 2002 are equivalent to the changes in the quarterly financial statements of the parent company up to June 30, 2001, for comparability purposes.

4. CASH AND CASH EQUIVALENTS

-----------------------------------------------------------------------------------------------------
Financial Institution        Interest rates                Company                      Consolidated
-----------------------------------------------------------------------------------------------------
                               CDI (1)        09.30.2002    06.30.2002    09.30.2002     06.30.2002

Cash and cash equivalents                        1,322           183        36,089        66,258
Temporary cash investments
Banco Itau S.A.                 100.00          39,147        53,451        57,573        96,352
Banco do Brasil S.A.             99.83         114,189       108,513       193,186       154,613
Banco Bradesco S.A.              99.50          64,090        71,590        64,090        82,356
Caixa Economica Federal          99.60               -        10,958        24,647        34,564
HSBC Bank Brasil S.A.           100.30          34,380        30,680        56,493        30,680
Unibanco S.A.                   100.00          53,414        51,162        53,414        51,162
Other                                           16,022        15,333        24,491        23,443
                                               321,242       341,687       473,894       473,170
-----------------------------------------------------------------------------------------------------
                                               322,564       341,870       509,983       539,428
-----------------------------------------------------------------------------------------------------


Power Purchase Liquidity Fund

To assure the purchase of power generated by Companhia de Interconexao Energetica - Cien and Usina Termoeletrica de Araucaria, during the term of the contracts with those companies, the Company created the FLICE (Power Purchase Liquidity Fund), equivalent up to US$47 million. As of September 30, 2002, this fund presented a balance of R$ 98,730, equivalent to US$ 25,349, representing the Company's temporary cash investments at Banco do Brasil S.A

5. ACCOUNTS RECEIVABLE

-------------------------------------------------------------------------------------------------------
                                     To        Past due up  Past due more
                                   mature       to 90 days   than 90 days    Consolidated  Consolidated
-------------------------------------------------------------------------------------------------------
                                                                            09.30.2002    06.30.2002
Consumer classes
   Residential                      60,832        57,020        9,693         127,545       111,338
   Industrial                       61,065        20,753       10,145          91,963        79,603
   Commercial                       27,798        17,766        4,077          49,641        44,102
   Rural                             7,002         3,773          317          11,092        10,094
   Public entities (see note 21)     7,777         3,672        6,062          17,511        30,666
   Public lighting                   8,549        11,978       11,467          31,994        23,802
   Public services                   6,648           590          159           7,397         6,505
   Unbilled                         87,582             -            -          87,582        77,077
   Energy in installments            7,871         2,755        3,690          14,316        13,234
   Municipal government debt
   installments                     29,439         6,671            -          36,110        30,943
   Emergency capacity charges        6,032         2,417          725           9,174             -
   Other                            21,102         1,381        2,407          24,890        34,133
                                   331,697       128,776       48,742         509,215       461,497
Distributors
   Supply
   Short term (see note 23)        185,775             -       23,618         209,393       247,990
   Initial contracts                 3,219         1,964            -           5,183         3,210
   Bilateral contracts               4,978            60            -           5,038         3,581
                                   193,972         2,024       23,618         219,614       254,781
   Transmission network

   Electric network                    299             -            -             299           299
   Basic network                    22,259             -            -          22,259        27,531
   Connection network                   45             -            -              45            10
                                    22,603             -            -          22,603        27,840
                                   216,575         2,024       23,618         242,217       282,621
-------------------------------------------------------------------------------------------------------
                                   548,272       130,800       72,360         751,432       744,118
-------------------------------------------------------------------------------------------------------


6. OTHER ACCOUNTS RECEIVABLE

----------------------------------------------------------------------------------------------------
                                  To        Past due up  Past due more
                                mature      to 90 days   than 90 days   Consolidated  Consolidated
----------------------------------------------------------------------------------------------------
                                                                       09.30.2002     06.30.2002

Telecommunication services        317            822           127         1,266          1,255
Dividends receivable            1,792              -             -         1,792          1,792
Outside services               11,041            232         1,548        12,821         13,349
                               13,150          1,054         1,675        15,879         16,396
----------------------------------------------------------------------------------------------------

As of September 30, 2002, the Company had dividends receivable in the amount of R$ 9,860 from COPEL Participacoes S.A.

7. RECOVERABLE RATE DEFICIT (CRC ACCOUNT)

Under an agreement dated August 4, 1994, the remaining balance of the CRC account was negotiated with the Parana State Government to be reimbursed in 240 monthly installments updated based on IGP-DI and interest of 6.65% annually. On October 1, 1997, the balance of R$506,692, was renegotiated extending the term to 330 equal monthly installments, which include interest and principal amortization. The first installment matured on October 30, 1997, and the last monthly installment will be due on March 30, 2025. The remaining clauses of the original contract, including interest rates, were maintained. Interest earned is recorded as interest and commissions in the statement of income.

The CRC balance was transferred to subsidiary COPEL Distribuicao S.A., upon the subsidiaries' creation.

COPEL and the Parana State Government conducted a restructuring of accounts for the settlement of past due CRC debts amounting to R$ 67,209, as detailed in Note
21. Of the R$ 20,876 balance in current assets, in addition to current installments, R$ 4,835 refers to the installment due as of September 30, 2002, including applicable charges.

8. TAXES AND SOCIAL CONTRIBUTIONS

-------------------------------------------------------------------------------------------------------------
                                                                       Company                  Consolidated
-------------------------------------------------------------------------------------------------------------
                                                         09.30.2002    06.30.2002   09.30.2002    0630.2002
Current Assets
   Recoverable ICMS                                            -             -       50,053         7,315
   Recoverable income and social contribution taxes        9,995         8,879       60,019             -
   Deferred income and social contribution taxes               -             -        7,451         6,596
                                                           9,995         8,879      117,523        13,911
Noncurrent assets
   Recoverable ICMS -Law No. 87/1996                           -             -      141,595        15,690
   Deferred income and social contribution taxes on:
     Pension and assistance plans - CVM resolution             -             -      205,702       198,484
     371
     Allowance for doubtful accounts                           -         4,970        7,958         7,501
     Tax contingencies                                    78,076        78,076       80,966        80,881
     Other contingencies                                  16,774         9,413       21,200        16,372
     Tax loss                                             24,307        26,248      129,655        97,555
                                                         119,157       118,707      587,076       416,483
Current liabilities
   Income and social contribution taxes payable:               -             -            -        34,774
   Withholding income tax                                      5             3          839           538
   ICMS                                                        -             -       83,865        74,199
   COFINS and PASEP                                          268           125       19,343        14,733
   INSS included in REFIS, net of payaments               39,693        39,772       29,626        33,542
   Other                                                     256           251          563           630
                                                          40,222        40,151      134,236       158,416
Long-term liabilities
   IRPJ/CSLL - MAE revenues                                    -         6,324       55,669        22,111
   IRPJ/CSLL - "Portion A"                                26,249        26,249       97,555        97,555
   IRPJ/CSLL - CVA                                                                   13,929         5,669
   COFINS - reserve for contingencies                    197,549       197,549      197,549       197,549
   PASEP                                                  30,167        29,611       30,167        29,611
   INSS - reserve for contingencies                            -             -        8,500         8,500
                                                         253,965       259,733      403,369       360,995
-------------------------------------------------------------------------------------------------------------

Deferred Income and Social Contribution Taxes

The provision for pension plan deficit is recognized in conformity with the debt amortization schedule, and the provision for assistance plan is recorded as post-employment benefits are paid. Other provisions will be recognized according to judicial decisions and realization of regulatory assets - deferred tax assets will be realized with the Company's estimated profits over the next two years, and deferred tax liabilities on deferred tarif costs based on the realization of the respective costs, estimated at 20 months starting July 2003.

Tax Recovery Program - REFIS

In 2000, COPEL included in the Tax Recovery Program - REFIS, instituted by Law No. 9,964 of April 10, 2000, the total debt of R$89,766, originating from liabilities with the INSS. Of this amount, R$ 45,766 related to interest and fines, has been paid with credits arising from income and social contribution tax loss carry forwards acquired from third parties.

The remaining balance is restated based on the TJLP (Long-Term Interest Rate) and is being amortized by the wholly-owned subsidiaries. After consolidation and approval of the final debt by the REFIS Management Committee, the REFIS debt will be segregated per subsidiary.

COFINS  - Reserve for contingencies

On August 18, 1998, the Federal Court of Appeals, 4th Region, issued a judgment granting COPEL exemption from COFINS (tax on revenue) levied on electric energy operations. On August 10, 2000, the Government requested a new trial to annul such judgment. The Company was summoned on November 21, 2000, thus raising the issue of the loss of the exemption. On December 14, 2000, the lawsuit was concluded for the Government, appealed by COPEL, based on conclusive opinions of renowned jurists on the dismissal of the original judgment. Conservatively, the Company is maintaining the accrual only for the principal, without interest.

This reserve was not included in REFIS because the Company, based on the opinion of several jurists, expects a favorable outcome on these lawsuits.

PASEP

The PASEP amount refers to the remaining balance deposited in court that, due to the adoption of the benefits of Provisional Measure No. 2,158-35 of August 24, 2001, will be reversed to COPEL. The Company is awaiting the final court decision on the residual value to be refunded. The escrow deposit balance recorded for this matter is R$ 29,950 (R$ 29,393 on June 30, 2002).

Similarly to the reserve for COFINS, the Company did not include this reserve in REFIS because, based on the opinion of several jurists, it expects a favorable outcome on these lawsuits.

INSS - reserve for contingencies

The Company received tax assessment in connection with various aspects of INSS legislation, principally regarding vacation premium, amounts payable as indemnity, social security co-responsibility, and retention of social security contribution of contracted independent workers. Based on the risk evaluation prepared by its legal counsel, the Company recognized a provision for possible losses on this assessment, in the amount of R$ 8,500 at COPEL Geracao S.A., and the additional loss, not accounted for because it has been classified as possible by the referred legal counsel, is represented mostly by contingencies related to INSS on third-party services, in the amount of approximately R$ 218 million. The escrow deposit balance recorded for INSS is R$ 23,985 (R$ 18,765 as of June 30, 2002). This reserve was also not included in REFIS, due to the taxable event untimeliness, which occurred after the limit date for consolidation of the debts with the REFIS Management Committee.

9. TARIFF COST DEFERRAL

---------------------------------------------------------------------------------------------------------------------
                                                                                                      Consolidated
                                                               Current     Noncurrent       Total        Total
---------------------------------------------------------------------------------------------------------------------
                                                                                         09.30.2002    06.30.2002
CVA recoverable on tariff adjustment 2002
   Electricity purchased for resale (Itaipu)                      415             -           415         1,119
   Transmission of electricity purchased (Itaipu)                 802             -           802           641
   Use of transmission installations (basic network)            4,946             -         4,946         4,516
   Regulatory charges (CCC)                                     4,578             -         4,578         5,784
   Monetary restatement (SELIC)                                   816             -           816           560
                                                               11,557             -        11,557        12,620
CVA recoverable on tariff adjustment 2003
   Electricity purchased for resale (Itaipu)                    5,600        16,800        22,400             -
   Transmission of electricity purchased (Itaipu)                  42           125           167             -
   Use of transmission installations (basic network)            1,915         5,745         7,660             -
   Regulatory charges (CCC)                                         -             -             -             -
   Monetary restatement (SELIC)                                    81           244           325             -
                                                                7,638        22,914        30,552             -
                                    Total CVA                  19,195        22,914        42,109        12,620
                                    Total Portion "A"               -       302,967       302,967       302,967
---------------------------------------------------------------------------------------------------------------------
                                                               19,195       325,881       345,076       315,587
---------------------------------------------------------------------------------------------------------------------


This deferral is an instrument established by ANEEL to permit the offset of energy distributors' losses starting in 2001 through the creation of the Recoverable Portion "A" Variations.

"Portion A"

These losses arise from the exchange variation and changes in the rates established in tariff adjustments. In accordance with ANEEL Resolution No. 90 of February 18, 2002 and other regulations, distributors may recover the following financial losses incurred from January 1, 2001 to October 25, 2001:

(a) Tariff of energy purchased for resale from Itaipu;
(b) Tariff of transmission of energy purchased from Itaipu;
(c) Fuel Usage Quota - CCC;
(d) Tariff for the basic network transmission installation;
(e) Financial compensation for use of water resources - CFURH;
(f) Electricity purchased through initial supply contracts;
(g) Global Reserve for Reversion quota (RGR);
(h) ANEEL inspection fare; and
(i) Use of transmission network - connection charges.

Recovery of these losses will occur starting from the tariff adjustment of June 24, 2003, over 20 months. Due to the judicial questioning (Note 17) the Company elected not to restate these amounts, as established in ANEEL Resolution No. 90/2002, as well as to keep them classified under long term.

Recoverable "Portion A" Variations - CVA

Pursuant to Interministerial Ruling No. 25 of January 24, 2002, COPEL calculated the effects of the Recoverable "Portion A" Variations (CVA), from October 26, 2001 to September 30, 2002, in the amount of R$ 42,109, while CVA/2002 is being amortized since July 2002. The restatement index used for updating differences between the budgeted amounts as per the Contractual Adjustment Index (IRT) and the realized amounts is the Central Bank rate (SELIC).

10. OTHER NONCURRENT RECEIVABLES

----------------------------------------------------------------------------------------------------------------------
                                                                              Company                   Consolidated
----------------------------------------------------------------------------------------------------------------------
                                                             09.30.2002    06.30.1002    09.30.2002     06.30.2002

   Assets and rights for sale                                        -             -         1,667         24,405
   Curitiba Municipal Government debt installment payment            -             -         6,937         13,205
   Collateral deposits STN (note 14.3)                               -             -        29,358         21,662
   IUEE - Municipal governments (note 17)                            -             -         7,374          7,374
   Installments - Onda bills                                     3,513         3,513         3,513          3,513
   Compulsory loans                                                  -             -         5,905          5,774
   State surtax - FAFI investments                                   -             -           243            243
   Prepaid insurance premiums                                        -             -            66            132
                                                                 3,513         3,513        55,063         76,308
----------------------------------------------------------------------------------------------------------------------

In the third quarter, the amount of R$ 22,770 was transferred from Assets and rights for sale to Property, plant and equipment, due to the cancellation of the sale of real estate property to the Parana State Government, after the suspension of the privatization process that the Company was undergoing, as established in Attachment V of the Public Sale Notice.

The Installments - Onda Bills account refers to a debt of R$ 4,683 of Onda Provedor de Servicos S.A., which was converted into financing for payment in 36 (thirty-six) monthly installments, maturing as from July 1, 2002, with monthly restatement based on the IGP-M (General Market Price Index) and annual interest of 12% from the initial payment date. The current portions (R$ 1,170) are recorded under other receivables.

11. CREDITS WITH RELATED PARTIES

As of September 30, 2002, the Company has receivables stated at net value in the amount of R$ 1,204,593 (R$ 912,888 as of June 30, 2002) from its consolidated subsidiaries, comprised as follows:

--------------------------------------------------------------------------------------------------------------------
                                                                                                      Company
--------------------------------------------------------------------------------------------------------------------
                                                                                  Receivables         Payables
Consolidated:
   COPEL Geracao S.A.
     Repassed financing                                                             608,128                -
     Plan III reversal - post-retirement benefits                                         -           16,029
     Checking accounts                                                                5,358          178,605
                                                                                    613,486          194,634
   COPEL Transmissao S.A.
     Repassed financing                                                              52,700                -
     Plan III reversal - post-retirement benefits                                         -           14,571
     Checking accounts                                                                8,797           13,816
                                                                                     61,497           28,387
   COPEL Distribuicao S.A.
     Repassed financing                                                             199,525                -
     Transferred debentures                                                         456,316                -
     Plan III reversal - post-retirement benefits                                         -           39,343
     Checking accounts                                                               30,628           25,790
                                                                                    686,469           65,133
   COPEL Telecomunicacoes S.A.
     Plan III reversal - post-retirement benefits                                         -            2,841
     Checking accounts                                                               23,053              129
                                                                                     23,053            2,970
   COPEL Participacoes S.A.
     Loan agreement                                                                  13,972                -
     Plan III reversal - post-retirement benefits                                         -               73
     Checking accounts                                                               99,734            2,421
                                                                                    113,706            2,494
                                                            Total consolidated    1,498,211          293,618

Unconsolidated:
   Foz do Chopim Energetica Ltda.
     Loan agreement                                                                  28,463                -
                                                                                     28,463                -

   Compagas
     Loan agreement                                                                   8,329                -
                                                                                      8,329                -
                                                          Total unconsolidated       36,792                -
--------------------------------------------------------------------------------------------------------------------
                                                                                  1,535,003          293,618
--------------------------------------------------------------------------------------------------------------------

As part of the process of creating wholly-owned subsidiaries, all loan and financing contracts with financial institutions were transferred to them. However, since the Company had not, until the balance sheet date, legally formalized the transfer of certain contracts to the respective subsidiaries, it maintained the respective liabilities recognized in its books.

Thus, a receivable from those subsidiaries was recognized, related to the balances of the transferred financing, which, for the purpose of disclosure in the financial statements, were presented separately, as accounts receivable from wholly-owned subsidiaries and as liabilities for loans and financing, the balance of which, as of September 30, 2002 amounts to R$ 860,353 , of which R$ 823,272 in long-term liabilities (Note 14).

Part of the debentures, R$ 456,316, was also transferred to COPEL Distribuicao S.A., using the same recording criterion of the paragraph above (Note 15).

The loan agreement between COPEL and Foz do Chopim Energetica Ltda., in the amount of R$ 28,463 (R$ 27,807 as of June 30, 2002), signed on February 16, 2001, has the purpose of ensuring continuity for the construction of Foz do Chopim Hydroelectric Plant, and the respective transmission network. The loan will be repaid in 85 monthly installments, starting on February 20, 2002, with a 12-month grace period, and is subject to TJLP plus an interest spread of 6.3% per year.

The loan agreement with Compagas, in the amount of R$ 8,329 (R$ 8,226 as of June 30, 2002), was signed on July 3, 2000, and has the purpose of ensuring continuity of the project for construction and implementation of natural gas distribution networks. The loan is being repaid with a 12-month grace period, in 48 installments, the first of which was paid on July 3, 2001. The loan is subject to TJLP plus an interest spread of 7.5% per year.

12. INVESTMENTS

Investments are as follows:

--------------------------------------------------------------------------------------------------------------------
                                                                             Company                   Consolidated
--------------------------------------------------------------------------------------------------------------------
                                                            09.30.2002    06.30.2002    09.30.2002     06.30.2002
Wholly-owned subsidiaries (100% ownership)
   COPEL Geracao S.A.                                       2,304,357     2,427,810             -              -
   COPEL Transmissao S.A.                                     726,574       706,835             -              -
   COPEL Distribuicao S.A.                                  1,427,464     1,467,619             -              -
   COPEL Telecomunicacoes S.A.                                110,430       109,397             -              -
   COPEL Participacoes S.A.                                   336,696       349,672             -              -
                                                            4,905,521     5,061,333             -              -
Subsidiaries and affiliates (see table below)                       -             -       382,537        408,358
Other investments
   Tax incentives                                              43,920        43,920        43,920         43,920
   Assets for future use                                            -             -         8,810          8,836
   UEG Araucaria Ltda.                                              -             -        48,319         36,579
   Other                                                            8             8        21,680          2,419
                                                               43,928        43,928       122,729         91,754
--------------------------------------------------------------------------------------------------------------------
                                                            4,949,449     5,105,261       505,266        500,112
--------------------------------------------------------------------------------------------------------------------

Investments in subsidiaries and affiliated companies are as follows:

-------------------------------------------------------------------------------------------------------------
                                                   Investee
                                                 Shareholders'                                Consolidated
                                                    equity          Ownership   Consolidated   Investment
-------------------------------------------------------------------------------------------------------------
                                                     09.30.2002        (%)       09.30.2002    06.30.2002
Affiliates
   Sercomtel S.A. Telecomunicacoes                    248,781          45          135,716      136,720
   Sercomtel Celular S.A.                              41,015          45           21,725       21,188
   Tradener Ltda.                                       2,119          45              954          824
   Domino Holdings S.A.                               391,403          15           58,710       59,045
   Escoelectric Ltda.                                     396          40              399          421
   Copel Amec S/C Ltda.                                   248          48              503          529
   Dona Francisca Energetica S.A.                      62,000          23           15,684       28,450
   Carbocampel S.A.                                       741          49              363          376
   Braspower International Engineering S/C Ltda.          562          49              275          290
   Centrais Eolicas do Parana Ltda.                     3,440          30            1,032        1,244
   Foz do Chopim Energetica Ltda.                      24,129          36            8,631        8,682
   UEG Araucaria Ltda.                                  4,203          20           72,960       88,971
   Campos Novos Energia S.A. (*)                      255,000          17           42,660       38,981
   Centrais Eletricas Rio Jordao S.A. (*)               8,000          40            4,800        4,000
                                                                                   364,412      389,721
Subsidiaries
Compagas                                               34,903          51           17,801       18,218
   Companhia Nacional de Intervias                        617          50              324          419
                                                                                    18,125       18,637
-------------------------------------------------------------------------------------------------------------
                                                                                   382,537      408,358
-------------------------------------------------------------------------------------------------------------

The investments in Sercomtel S.A. Telecomunicacoes and Sercomtel Celular S.A. include goodwill in the amounts of R$ 23,765 and R$ 3,268, respectively, which are being amortized at the annual rate of 10%, the effect of which on income was R$ 3,606 in 2002 (R$ 3,171 and R$ 435) and the same amount up to the third quarter of 2001. The economic basis for the goodwill payment was the expectation of future profitability, and the 10-year amortization results from the estimated return on investment based on the discounted cash flow.

The Araucaria Thermoelectric Plant, with installed capacity of 480 MW, started its commercial operation on September 27, 2002, upon conclusion of its installation work.

Companhia Nacional de Intervias, as determined by its shareholders, is in the process of winding-up and closing down.

Certain investment balances include, in addition to interest in shareholders's equity, advance for future capital increase. COPEL's advances are as follows:

--------------------------------------------------------------------------------
                                                                 Consolidated
--------------------------------------------------------------------------------
                                                 09.30.2002           06.30.2002
   Escoelectric Ltda.                                 320                    -
   Copel Amec S/C Ltda.                               384                  384
   Dona Francisca Energetica S.A.                   1,405                1,405
   Braspower International Engineering S/C Ltda.        -                  330
   UEG Araucaria Ltda.                             72,119               88,783
   Companhia Nacional de Intervias                     15                    5
   Centrais Eletricas Rio Jordao S.A.               1,600                  800
--------------------------------------------------------------------------------

Up to the third quarter of 2002, the relevant investments accounted for under the equity method of accounting were as follows:

---------------------------------------------------------------------------------------------------------------------
                                              Investee                              Equity in results of investees

                                             Net income                     Company                   Consolidated
---------------------------------------------------------------------------------------------------------------------

                                             09.30.2002     09.30.2002    09.30.2001    09.30.2002     06.30.2002
Affiliates
   Sercomtel S.A. Telecomunicacoes               3,131               -         2,300        (2,865)        3,210
   Sercomtel Celular S.A.                        3,175               -             8           963            70
   Tradener Ltda.                                  434               -          (735)          283           417
   Domino Holdings S.A.                         27,633               -             -         4,145        19,450
   Escoelectric Ltda.                             (517)              -             -          (326)          (83)
   Copel Amec S/C Ltda.                           (119)              -             -           (57)           71
   Dona Francisca Energetica S.A.              (82,924)              -          (827)      (18,005)       (4,111)
   Carbocampel S.A.                                118               -             -            58             -
   Braspower S/C Ltda.                              37               -             -            21             -
   Centrais Eolicas do Parana Ltda.                206               -             -            63             6
   UEG Araucaria Ltda.                           3,263               -             -           641             -
   Foz do Chopim Energetica Ltda.                5,360               -             -         1,917             -
                                                                     -           746       (13,162)       19,030
Subsidiaries
   Companhia Paranaense de Gas                     756               -        (1,479)          228        (1,776)
   Companhia Nacional de Intervias                (563)              -          (358)         (170)          (60)
                                                                     -        (1,837)           58        (1,836)
Wholly-owned subsidiaries                                      (56,081)      (13,023)            -             -
---------------------------------------------------------------------------------------------------------------------
                                                               (56,081)      (14,114)      (13,104)       17,194
---------------------------------------------------------------------------------------------------------------------

After the Company published its financial statements, Sercomtel S.A. Telecomunicacoes and Sercomtel Celular S.A. informed a difference in their shareholders' equity due to the implementation of CVM Resolution No. 371 of December 13, 2000. In order to avoid significant variations between the accounting position (realized) and the projected position (budgeted), COPEL Participacoes S.A., following the investees' accounting, elected to recognize the difference in equity in results of investees as adjustment from prior years, as a contra entry to shareholders' equity. For computation of the Company's equity in results of investees, COPEL Participacoes S.A. presented a pro forma balance sheet, reversing this shareholders' equity adjustment to the net income for 2002, which had an impact on the Company's net income for 2002. The effect of this recording was a loss of R$ 4,325 (R$ 3,900 related to Sercomtel S.A. Telecomunicacoes and R$ 425 related to Sercomtel Celular S.A.).

13. PROPERTY, PLANT AND EQUIPMENT

  ----------------------------------------------------------------------------------------
                               Monetarily     Accumulated                  Consolidated
                             restated cost    depreciation       Net            Net
   ---------------------------------------------------------------------------------------
                                                             09.30.2002     06.30.2002
 In service
    Generation                 4,143,528       (1,158,814)     2,984,714     2,989,224
    Transmission               1,172,012         (329,845)       842,167       815,280
    Distribution               2,675,841       (1,171,449)     1,504,392     1,506,707
    Telecommunications           187,839          (60,017)       127,822       130,712
    Ownership                        403             (125)           278           282
                               8,179,623       (2,720,250)     5,459,373     5,442,205
  Construction in progress
    Generation                   202,997                -        202,997       198,740
    Transmission                  70,424                -         70,424        78,589
    Distribution                 184,795                -        184,795       163,397
    Telecommunication             13,408                -         13,408        11,661
                                 471,624                -        471,624       452,387
   ---------------------------------------------------------------------------------------
                               8,651,247       (2,720,250)     5,930,997     5,894,592
  ----------------------------------------------------------------------------------------

In accordance with articles 63 and 64 of Decree No. 41,019 of February 26, 1957, assets used in the generation, transmission, distribution and sale of electric energy cannot be retired, disposed of, transferred, sold or pledged in mortgage guarantee without ANEEL's previous express authorization.

ANEEL Resolution No. 20/1999 regulates the liberation of Electric Public Service Concession assets, granting prior authorization for the liberation of assets not used in the concession, when designated for sale determining that the proceeds from the sale be deposited in a specific bank account for application in the concession.


14. LOANS AND FINANCING

As commented in Note 11, the Holding Company's loans and financing balance refers to obligations with financial institutions transferred to the wholly-owned subsidiaries; the legal transfer of these obligations is in the stage of formalization. The balance is comprised as follows:

-------------------------------------------------------------------------------------------------------------
                                    Principal   Current portion    Long term                     Company
                                                   Debt charges    Principal       Total           Total
-------------------------------------------------------------------------------------------------------------
                                                                                09.30.2002     06.30.2002
Foreign currency
   Eurobonus(1)                             -          23,893       584,235       608,128       433,478
   National Treasury Department (3)     7,298           5,890       239,037       252,225       182,064
                                        7,298          29,783       823,272       860,353       615,542
-------------------------------------------------------------------------------------------------------------

The consolidated loans are composed as follows:

------------------------------------------------------------------------------------------------------------
                                                Current portion    Long term                  Consolidated
                                    Principal     Debt charges     Principal       Total         Total
------------------------------------------------------------------------------------------------------------
                                                                                09.30.2002     06.30.2002
Foreign currency
   Eurobonds (1)                             -       23,893          584,235       608,128       433,478
   IDB (2)                              34,789        3,801          258,533       297,123       235,367
   National Treasury Department (3)      7,298        5,890          239,037       252,225       182,064
   Banco do Brasil (4)                   7,917           39           47,533        55,489        44,904
   Eletrobras (5)                        9,210           16              138         9,364         9,750
                                        59,214       33,639        1,129,476     1,222,329       905,563
Local currency
   Eletrobras (5)                       45,881          815          402,726       449,422       456,165
   BNDES (6)                             4,860           75           10,935        15,870        16,930
   Banestado (7)                           940            6            1,599         2,545         3,970
   FINEP (8)                             5,042           25                -         5,067         6,274
   Other banks(10)                       2,631           17            1,188         3,836         3,792
   Fundacoo Copel (10)                  20,182            -                -        20,182        26,093
                                        79,536          938          416,448       496,922       513,224
------------------------------------------------------------------------------------------------------------
                                       138,750       34,577        1,545,924     1,719,251     1,418,787
------------------------------------------------------------------------------------------------------------


(1) Eurobonds - Consists of Eurobonds issued on May 2, 1997, maturing on May 2, 2005, equivalent to US$150 million, subject to interest of 9.75% annually paid semi-annually, starting on November 2, 1997. The bonds were subject to early redemption on May 2, 2002, at the option of COPEL or of the investors, and the Company renegotiated the transaction to avoid the significant impact of the accelerated maturity. The renegotiation was concluded on May 2, 2002, and the maturity remained for May 2, 2005, under the same rate and interest payment conditions. This contract has certain debt covenants which were fulfilled by the
Company:

Holders of at least 20% of the outstanding bonds principal amount may notify COPEL and the Trustee that the bonds are past due and payable in the amount of their principal plus accrued interest in the following cases: (i) if the Company or any subsidiary sells or discontinues their activities on the date of the bonds issuance, (ii) in the event of any significant change in the nature of the activities, and (iii) if the State of Parana ceases to hold at least 51% of the Company's voting capital;

o The EBTIDA/financial expense ratio (consolidated) should be, at least, 2.5; and the total debt/EBTIDA ratio should be 3.25 (consolidated), at the most).


(2) IDB (Inter-American Development Bank) - Consists of a loan for the Segredo Hydroelectric Power Plant and the Rio Jordao Deviation Project, guaranteed by the Federal Government, released on January 15, 1991 totaling US$135 million. The first payment of principal was on January 15, 1997; interest and principal payments are due semi-annually up to 2011. Interest is calculated according to a rate determined by the institution each year, which in the third quarter of 2002 was 5.58% per year. The loan is guaranteed by statutory liens on the financed assets and mortgage guarantee, in addition to the co-guarantee of the Federal Government; the contract has the following debt covenants, which are being fulfilled by the Company:

o Take appropriate measures for obtaining tariffs that may cover all operating costs;

o Prohibition for the Company to acquire its own shares and distribute any part of its capital without prior authorization by the bank;

o During the course of the project, the Company should not contract other long-term loans, in case the general liquidity ratio is lower than 1.5, without prior consent by the financing institution;

o Liquidity ratio of 1.2, calculated based on the ratio between current assets and total short-term commercial and bank financing, excluding long-term debt and dividends to be reinvested;

     o The ratio between long-term debt and shareholders' equity should not exceed 0.9.

(3) National Treasury Department - The debt classified as National Treasury Department which terms and payment conditions were established as part of the Brazilian foreign debt restructuring, signed on May 20, 1998, under Law No. 4,131/62, is as follows:

----------------------------------------------------------------------------------------------
                                           Maturity    Grace Period
Bond type                         (years)   (date)        (years)               Consolidated
----------------------------------------------------------------------------------------------
                                                                    09.30.2002   06.30.2002

   Par Bond (a)                    30      15.04.2024      30          63,134      45,396
   Capitalization Bond (b)         20      15.04.2014      10          56,895      40,817
   Debt Conversion Bond (c)        18      15.04.2012      10          50,414      36,536
   Discount Bond (d)               30      15.04.2024      30          43,482      31,538
   El Bond - Bonus de Juros (e)    12      15.04.2006       3          17,034      12,351
   New Money Bonds (f)             15      15.04.2009       7          10,942       7,940
   FLIRB (g)                       15      15.04.2009       9          10,324       7,486
                                                                      252,225     182,064
----------------------------------------------------------------------------------------------


The annual interest rates and amortization are as follows:

(a) Par Bond - From 4.0% in the first year to 6.0% to maturity, and a single amortization at maturity.

(b) Capitalization Bond - From 4.0% in the first year to 8.0% to maturity, and amortization in 21 semi-annual installments.

(c) Debt Conversion Bond - Six-month LIBOR + 7/8% annually, and amortization in 17 semi-annual installments.

(d) Discount Bond - Six-month LIBOR + 13/16% annually and a single amortization at maturity.

(e) El Bond - Interest Bonds - Six-month LIBOR + 13/16% annually and amortization in 19 semi-annual installments.

(f) New Money Bonds - Six-month LIBOR + 7/8% annually and amortization in 17 semi-annual installments.

(g) FLIRB - From 4.0% per year in the first year to six-month LIBOR + 13/16% annually to maturity.

As collateral for this contract, the Company assigned and transferred to the Federal Government, in the event of default of any financing installment, the amounts credited to its account for collection of its own revenues, up to the limit sufficient to pay its installments and other charges due at each maturity. For Discount Bond and Par Bond, there are deposited guarantees amounting to R$ 12,105 and R$ 17,253 (R$ 8,935 and R$ 12,727 as of June 30, 2002), respectively, which are recorded in other noncurrent assets (consolidated).

-----------------------------------------------------------------------------
Bond type                                                 Consolidated
-----------------------------------------------------------------------------
                                        09.30.2002          06.30.2002
Discount Bond
   COPEL Transmissao                      2,629              1,865
   COPEL Distribuicao                     9,476              7,070
                                         12,105              8,935
Par Bond
   COPEL Transmissao                      3,747              2,657
   COPEL Distribuicao                    13,506             10,070
                                         17,253             12,727
-----------------------------------------------------------------------------
                                         29,358             21,662
-----------------------------------------------------------------------------


(4) Banco do Brasil S.A. - Consists of a loan in Japanese Yen for the gas thermoelectric substation of the Salto Caxias plant, with amortization in 20 semi-annual installments, beginning March 7, 2000, subject to an interest of 2.8% per year. Guarantee is linked to its own revenue.

(5) Eletrobras - Consists of loans funded by FINEL for the expansion of the generation, transmission and distribution systems. Amortization started on June 30, 1996 and the final maturity is in August 2021. Interest of 6.5% per year and principal are paid on a monthly basis restated by the FINEL (Eletrobras financing rate) index. The foreign currency contract, repassed to COPEL Geracao S.A., is subject to interest of 0.8125% over six-month LIBOR rate, with guarantee linked to COPEL revenue. The contract transferred to COPEL Distribuicao S.A., with funds from BIRD, is subject to interest of 6.49 per year paid semi-annually; the amount released was US$ 30 of a US$ 3 million credit, and the difference will be used starting December 31, 2003; the amount is guaranteed by the Federal Government. All contracts with Eletrobras have the following debt covenants, which are being fulfilled by the Company:

o Commitment, up to the settlement of the total debt arising from the contract, not to make other commitments exceeding 5% of its fixed assets and/or that increase its debt to a level 66% above its fixed assets;

o Commitment to fulfill in 24 hours the Eletrobras notice in connection with collaterals in case of privatization of the borrower under penalty of acceleration of debt maturity.

(6) BNDES - Consists of a loan used to finance the Rio Jordao deviation project, payable in 99 monthly installments, starting October 15, 1997. The loan is restated based on the TJLP (Brazilian long-term interest rates) limited to 60%, plus 6% annual interest. The guarantee is linked to COPEL revenues.

(7) Banco Banestado S.A. - Turnkey suppliers - Consists of several contracts starting September 2, 1996, payable in 48 monthly installments (principal + interest) starting July 15, 1997. The interest rate is based on TJLP (limited to 60%) plus a floating spread between 3.5% and 6% per annum. The loan was used to finance the electricity distribution network and is secured by a portion of Copel's revenues.

(8) FINEP - Consists of a loan on September 13, 1996, to finance the Company's laboratory equipment, with interest and principal payments due in 49 monthly installments, beginning September 15, 1999, with interest based on TJLP (limited to 60%) plus 6% annual interest, guaranteed by the State of Parana.

(9) Other banks - Loans with commercial banks to finance the acquisition of electrical components, investments in distribution and transmission networks, and in renegotiation of part of Company's debts. The loans are subject to interest from 5% to 12% per year, and indexed based on TJLP, TR and IGP-M, and are guaranteed by chattel mortgage and the Company's revenues.

(10) Fundacao Copel - On March 30, 2001, the Company signed with Fundacao Copel an agreement for purchasing part of the buildings, which were leased, from the Fundacao. The amount negotiated was established based on individual appraisal reports of the buildings, made by a specialized firm on January 31, 2001. The agreement between the parties establishes that Copel will pay for the buildings 30 monthly installments, calculated based on the price amortization method, with interest rate of 6% per year plus monthly restatement based on the variation of INPC - national consumer price index. The first payment was made on April 30, 2001, and guarantee is provided based on promissory notes and a resolutory clause.

Composition of foreign currency loans by currency and index:

--------------------------------------------------------------------------------
Currency (equivalent R$)/Index                                     Consolidated
--------------------------------------------------------------------------------
                                 09.30.2002    %      06.30.2002       %
Foreign currency
   U.S. dollar                    869,717     50.59     625,292        44.07
   Japanese Yen                    55,489      3.23      44,904         3.16
   IDB - currency pool            297,123     17.28     235,367        16.59
                                1,222,329     71.10     905,563        63.82
Local currency
   TR                               2,545      0.15       2,794         0.20
   URBNDES and TJLP                23,829      1.39      27,268         1.92
   IGP-M                              945      0.05         904         0.06
   UFIR                            23,364      1.36      18,241         1.29
   FINEL                          426,057     24.78     437,924        30.87
   INPC                            20,182      1.17      26,093         1.84
                                  496,922     28.90     513,224        36.18
--------------------------------------------------------------------------------
                                1,719,251    100.00   1,418,787       100.00
--------------------------------------------------------------------------------

Variations in the principal currencies used in the Company's loans and financing in relation to the Brazilian Real:

--------------------------------------------------------------------------------
Currency/Index                                          Increase (decrease) (%)
--------------------------------------------------------------------------------
                      3rd quarter 2002  2nd quarter 2002 3rd quarter 2001 2001

   U.S. dollar               67.85             22.58         36.61       18.67
   Japanese yen              80.82             34.34         30.91        3.66
   IDB - currencypool         4.68              3.68         (1.54)       (4.25)
   TR                         1.92              1.22          1.74        2.41
   URBNDES                    2.73              1.76          2.38        3.35
   IGP-M                     10.54              3.48          7.67       10.38
   FINEL                      2.04              0.69          1.50        2.18
   INPC                       6.39              3.42          6.26        9.44
--------------------------------------------------------------------------------

15. DEBENTURES

The simple debenture issuance operation was approved at the 156th Extraordinary Shareholders' Meeting on February 19, 2002, and concluded on May 9, 2002, with total subscription amounting to R$ 500,000, and divided into three series, with a five-year term and maturity on March 1, 2007. The 1st series may be renegotiated in March 2004, and the 2nd series in March 2005.

The type of debentures is without preference (documented guarantees), with joint and solidary guarantee of COPEL's wholly-owned subsidiaries. Debentures are non-convertible, and have a book-entry form. The funds were destined for settlement of Euro-Commercial Paper (Note 14) and use in the investment program of wholly-owned subsidiaries from 2002 to 2004.

The remuneration of the 1st and 2nd series will be equivalent to the average rate variation of one-day Interbank Deposits, named DI Rate, "over extra grupo" (overnight deposits in unrelated financial institutions), expressed in the percentage per year form, 252 days base, calculated and disclosed by the Clearing House for the Custody and Financial Settlement of Securities - CETIP (DI rate), capitalized by a spread of 1.75% per year. The payment will be made on a semi-annual basis, on the first business day of March and September. The 3rd series will have its par value remunerated as from the issuance date, March 1, 2002, based on the IGP-M, disclosed by Getulio Vargas Foundation, considering the number of business days, plus interest of 13.25% per year. Interest will be paid on an annual basis on the first business day of March, restated based on the IGP-M, in a single installment, together with the principal.

As of September 30, 2002 the balance is comprised as follows:

--------------------------------------------------------------------------------
                          Current         Long term                  Company
                        Debt charges     Principal     Total          Total
--------------------------------------------------------------------------------
                                                      0930.2002    06.30.2002
Local currency
   Debentures             27,916          529,854     557,770        534,252
                          27,916          529,854     557,770        534,252
--------------------------------------------------------------------------------


Part of the liability balance was repassed to COPEL Distribuicao S.A., in the same way as loans and financing (Note 11).

-----------------------------------------------------------------------------------------------
                                               Current     Long term
COPEL Distribuicao S.A.                      Debt charges  Principal    Total       Total
-----------------------------------------------------------------------------------------------
                                                                      09.30.2002  0630.2002
Local currency
   Holding company - Transfer of Debentures     26,462       429,854   456,316     427,963
                                                26,462       429,854   456,316     427,963
-----------------------------------------------------------------------------------------------

16. CONSUMERS AND OTHER PAYABLES

-----------------------------------------------------------------------------------------
                                                    Company               Consolidated
-----------------------------------------------------------------------------------------
                                      09.30.2002  06.30.2002  09.30.2002   06.30.2002
Consumers
   Public lighting charges                  -            -      11,530      10,811
   Advance billings of electric power       -            -       1,801       5,245
   Advances received                        -            -       7,008       6,952
   Consumers - other                        -            -       3,020       3,759
                                            -            -      23,359      26,767
Other payables
   Guarantees                               -            -       1,641       1,358
   Compulsory loan - Eletrobras             -            -       5,527       3,548
   Insurance premium payable                -            -       2,842           -
   Other payables                         112          116       3,825       4,911
                                          112          116      13,835       9,817
-----------------------------------------------------------------------------------------
                                          112          116      37,194      36,584
-----------------------------------------------------------------------------------------


Advance Billings of Electric Power refers to pre-sale of energy to industrial consumers in accordance with DNAEE Bulletin No. 173, dated September 27, 1989. These obligations are subject to monetary restatement based on the higher of TR (Brazilian Reference Interest Rate) or the Company's average tariff increase. Repayment is due in periods from 18 to 120 months and is offset against the customers' monthly bills.


17. RESERVE FOR CONTINGENCIES

----------------------------------------------------------------------------
                                                               Consolidated
                               Escrow deposits  Provision for Contingencies
----------------------------------------------------------------------------
                          09.30.2002  06.30.2002     09.30.2002 06.30.2002
Contingencies for:
   Consumers                    7           7         12,882     12,906
   Labor claims            16,325      14,039         53,081     50,603
   Rights of way            1,410       1,415         42,838     42,838
   IUEE - Municipal
          governments           -           -          7,374      7,374
                           17,742      15,461        116,175    113,721
----------------------------------------------------------------------------


Customers - rate litigation

Lawsuits seeking refunds of amounts paid to COPEL as a result of a rate increase based on DNAEE Bulletins No. 38 and 45, which became effective during the Brazilian government's "Cruzado Plan" in 1986. The reserve was calculated based on the amount of the differences at that time.

Land expropriation

Lawsuits brought by owner whose land was expropriated for the installation of Company's projects, specifically those necessary for the construction of dams and transmission lines.

Labor contingencies

Refer to labor lawsuits in progress, evaluated by an outside law firm and Company lawyers; accordingly, a reserve was recognized based on these evaluations.

Civil litigation

Ordinary lawsuits with probable loss in the medium term, in which some municipalities claim a cash payment of part of the funds that were destined to them through the payment of the Single Tax on Electric Energy (IUEE). As this tax is responsibility of the State, the contra entry of this liability was recognized in noncurrent assets (Note 10).

Wholesale Energy Market - MAE

The data on COPEL's electric energy sale included in MAE's records and disclosed by MAE for the purpose of this quarterly information (note 23), were not recognized by the Company as effective and definitive for 2000, 2001 and first quarter of 2002. Such data were calculated by means of criteria and amounts that take into consideration the Regulatory Agency decisions contained in ANEEL Resolutions No. 288/2002 and No. 395/2002, and therefore are subject to contestation, for which the Company has taken administrative and judicial measures against these decisions. The amount as of September 30, 2002, is estimated at R$ 300 million.

On August 27, 2002, the Company obtained an injunction from the Federal Regional Court of the First Region, for suspending the settlement of transactions under the new accounting rules determined by ANEEL Resolutions No. 288 and 395.

The Company's understanding, based on its legal counsel's opinion, is that the likelihood of a favorable outcome in these proceedings is probable.

Other contingencies and escrow deposits

The Company is a party to other administrative and judicial lawsuits related to environmental, tax, civil and labor matters, which are also being analyzed by independent counselors. Management considers that these lawsuits will not have a material effect on the Company's financial position and, therefore, did not recognize a reserve for them; however, it made escrow deposits for part of these contingencies, amounting to R$ 3,702 (R$ 3,363 as of June 30, 2002).


18. RGR FINANCING

The Company's subsidiaries are awaiting a definition from ANEEL regarding the amounts and terms of the additional RGR (Global Reserve for Reversion Quota) for 2001. Due to the lack of a definition, and based on past experience, this liability is recorded in long-term liabilities, in the amount of R$ 2,973.

The difference of the additional RGR for 2000, recorded under regulatory charges in current liabilities, is being paid in accordance with the terms set forth by ANEEL Resolution No. 32 of January 28, 2002.

19. PERSONNEL EXPENSES

---------------------------------------------------------------------------------------------------------------
                                                                Company                         Consolidado
---------------------------------------------------------------------------------------------------------------
                                               09.30.2002       06.30.2002       09.30.2002       06.30.2002

Salaries and wages                               1,915          112,905          178,883          174,995
Social charges                                     525           37,096           63,838           60,534
Meal assistance to employees and                     -            9,278           14,687           13,907
education allowance
Termination and retirement incentive                 -           20,811            5,131           31,700
program
(-) Transfers to construction in progress            -          (16,999)         (23,212)         (31,608)
                                                 2,440          163,091          239,327          249,528
---------------------------------------------------------------------------------------------------------------


20. PENSION AND HEALTH-CARE PLANS

The Company's subsidiaries, through Fundacao COPEL, of which they are sponsors, maintain retirement supplementation and pension plans ("Pension Plan") and a plan for medical and dental assistance during and after employment ("Assistance Plan") for employees and their dependents. Contributions to the plans are made by both the sponsors and the participants, based on an actuarial calculations prepared by independent actuaries, following the standards applicable to private supplementary pension entities, to provide sufficient funds to cover future cash requirements arising from the benefit obligations.

Pension Plan

The current Pension Plan for employees arises from a "defined benefit" plan, which was changed into a "defined contribution" plan in 1998, named "Pension Plan III".

On that date, the proportional right acquired by the participants, due to the change of the pension plan, generated a debt that was assumed by Copel and recorded in its financial statements, as it was the plan's single sponsor, to be paid in 240 monthly installments, starting February 1, 1999, and restated based on the INPC (National Consumer Price Index) plus interest of 6% per year.

With the creation of wholly-owned subsidiaries on July 1, 2001, the debt balance, restated to that date, was transferred to them, individually segregated based on the respective number of employees as of the base date of the liability calculation (December 31, 1997), financed in 210 monthly installments, indexed to the INPC and subject to interest of 6% per year, with maturity beginning August 1, 2001. As guarantee of these contracts, the sponsors authorized Fundacao Copel to restrict their bank account balances.

Due to these new individual contracts, the contract signed by the Fundacao and the Company, the founding sponsor, was rescinded, and the parties were fully acquitted of that contract's obligations. The Company remained as the solidary guarantor of any deficit arising from the granting of benefits.

Health-care Plan

Up to August 2001, the medical assistance to employees and their dependents was provided directly by the Company, under the management of Fundacao Copel. After that date, the Company and its subsidiaries implemented a new health-care plan to their employees and dependents, the "Pro-Saude" Plan, which will be funded by monthly contributions from both parties, sponsors and employees, calculated in accordance with actuarial criteria and standards in force that are applicable to this type of assistance plan.

CVM Resolution No. 371/2000 - Accounting for Employee Benefits

The Company adopted the accounting practice of recording costs of pension and assistance plans, and charges on the debt assumed with Plan III, in income, as incurred.

After enactment of CVM Resolution No. 371 of December 13, 2000, which approved the IBRACON (Brazilian Institute of Independent Auditors) Pronouncement on Accounting for Employee Benefits, new accounting practices for calculating and disclosing the effects of these benefits were established for compulsory use for the years started on or after January 1, 2002.

As the pension plan obligation related to the employees' proportional right, due to the change of the plan previously mentioned, had already been recognized in the accounting records since 1998, in 2001, to comply with CVM Resolution No. 371/2000, the Company and its subsidiaries simply adjusted the balance of this obligation, which was then evaluated at its historical value, restated in accordance with contractual conditions and net of monthly amortizations made until then.

In the case of the Assistance Plan, the Company's subsidiaries elected to perform the advance recognition of the health plan obligation, on July 1, 2001, calculated in accordance with the criteria established by CVM Resolution No. 371/2000, net of income and social contribution effects, directly against shareholders' equity.

To permit the implementation and provide financial guarantees to the new Pro-Saude plan, the Company's wholly-owned subsidiaries contributed funds in an amount calculated by an actuary especially contracted by Fundacao Copel, which were recorded against the obligation recognized on July 1, 2001.

The estimated costs of the plans for 2002, according to the actuarial criteria provided for by CVM Resolution No. 371/2000, are shown below, of which the portion related to a six-month period was recorded in the total amount of R$ 56,403.

--------------------------------------------------------------------------------
                                        Pension    Assistance    Consolidated
                                         plan         plan           Total
--------------------------------------------------------------------------------
   Cost of current service               4,370        4,192          8,562
   Estimated interest cost             169,699       22,239        191,938
   Estimated return on plan assets    (123,434)      (1,505)      (124,939)
   Estimated employee contributions       (358)           -           (358)
Total estimated for 2002                50,277       24,926         75,203
--------------------------------------------------------------------------------

In addition to the assistance plan costs related to the post-employment period shown above, the costs of same nature incurred with active employees are also recorded as assistance plan costs in the amount of R$ 10,212.

21. OTHER OPERATING INCOME/EXPENSES

------------------------------------------------------------------------------
                                                          Consolidated
------------------------------------------------------------------------------
                                                           09.30.2002
Other operating income
   Reconhecimento dos creditos de ICMS -
     Ativo Permanente (see note 8)                          167,485
   COFINS and PASEP                                          (2,905)
   Professional Services                                    (16,810)
   Parana State Government agreement (see note 7)           (87,900)
                                                             59,870

Other operating expenses
   Reversion of MAE estimated invoice (see note 23)          31,864
                                                             31,864
------------------------------------------------------------------------------
                                                             28,006
------------------------------------------------------------------------------


22. FINANCIAL ISTRUMENTS

Up to September 30, 2002, the Company has not had transactions classified as derivative financial instruments, as defined by CVM Instruction No. 235 of March 23, 1995, and does not maintain financial transactions with the purpose of protecting itself against risk of losses on exchange and interest rate fluctuations. The Company's exposure to these rates is mentioned in Note 14.


23. WHOLESALE ENERGY MARKET (MAE)

The Company, based on information provided by the Wholesale Energy Market Administrator (ASMAE), recognized the amounts resulting from the estimated surplus between the energy volumes made available and that acquired in the Wholesale Energy Market (MAE) in the third quarter of 2002.

The accumulated balances related to the transactions carried out by the Company and not yet approved by ANEEL due to the judicial proceeding (Note 17), are as follows:

------------------------------------------------------------------------------------------------
                                                         COPEL
                                            COPEL     Distribuicao               Consolidated
                                         Geracao S.A.     S.A.        Total         Total
------------------------------------------------------------------------------------------------
                                                                    09.30.2002    06.30.2002
Current assets (see note 5)
   Up to August 2000                          3,623       17,040       20,663        47,974
   From September 2000 to December 2001      74,119        8,696       82,815       135,000
   From January to June 2002                 57,153       62,988      120,141        65,016
   From July to September 2002              (27,170)      12,944      (14,226)            -
                                            107,725      101,668      209,393       247,990
Current liabilities
   From September 2000 to December 2001           -      161,268      161,268       161,268
                                                  -      161,268      161,268       161,268
------------------------------------------------------------------------------------------------

COPEL and the concessionaire Furnas Centrais Eletricas S.A., with the agreement of COPEL Distribuicao S.A. and COPEL Geracao S.A., signed a Private Instrument the object of which was the financial settlement, at historical value of R$ 38,183, of the amounts owed by Furnas related to MAE transactions.



The instrument provides for the payment to be made directly to the agreeing subsidiaries in four consecutive monthly installments starting in August (two installments were settled in this quarter), with monetary restatement based on the IGP-M plus charges of 1% per month. As of September 30, 2002, the balance related to this agreement is R$ 25,580.

ANEEL Resolutions No. 552 of October 14, 2002 and No. 610 of November 6, 2002 established the rules related to the financial settlement of MAE-related transactions for the purchase and sale of electric energy, in addition to defining the monetary restatement based on the IGP-M for the amounts of such transactions if they are not settled on the date established by the MAE (November 22, 2002).


24. WHOLLY-OWNED SUBSIDIARIES

The financial statements of the wholly-owned subsidiaries as of September 30, 2002 are as follows:

-----------------------------------------------------------------------------------------------------
ASSETS                                        GER        TRA         DIS     TELECOM       PAR
-----------------------------------------------------------------------------------------------------
                                                                                       "Pro-forma"
Current Assets
   Cash and cash equivalents                116,544      32,328      34,166     4,083         298
   Accounts receivable                      190,963      41,335     616,313     3,548       2,067
   Recoverable Rate Deficit (CRC)                 -           -      20,876         -           -
   Taxes and social contributions paid in    21,116       5,738     101,439     1,067         797
   advance
   Materials and supplies                         -       7,792       8,509     1,670           -
   Deferred rate costs                            -           -      19,195         -           -
   Prepaid expenses and other                11,575       6,403      17,372     1,557         199
                                            340,198      93,596     817,870    11,925       3,361
Long-Term Assets
   Recoverable Rate Deficit (CRC)                 -           -     769,680         -           -
   Deferred income tax and social            80,961      40,308     333,937     9,841       2,872
   contribution tax
   Judicial deposits                          2,537       3,103      15,733        71           -
   Intercompany receivable                  188,252      20,924      33,634         -           -
   Deferred rate costs                            -           -     325,881         -           -
   Other noncurrent assets                    1,566       6,447      43,520        17           -
                                            273,316      70,782   1,522,385     9,929       2,872
Permanent
   Investments                                6,001       2,312         497         -     452,528
   Property, plant and equipment          3,187,711     912,591   1,689,188   141,229         278
                                          3,193,712     914,903   1,689,685   141,229     452,806

Total Assets                              3,807,226   1,079,281   4,029,940   163,083     459,039
-----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY             GER            TRA           DIS         TELECOM         PAR
--------------------------------------------------------------------------------------------------------------------
                                                                                                     "Pro-forma"
Current Liabilities
   Loans and financing                         104,164         20,998        48,165             -             -
   Debenture                                         -              -        26,462             -             -
   Suppliers                                    26,132          5,770       474,951         2,601             5
   Taxes and social contributions                2,567         13,747        99,292         1,031             6
   Dividends proposed                                -              -             -             -         9,860
   Accrued payroll costs                        10,437          8,996        32,880         3,198           532
   Pension plan and other post-retirement        6,344          5,433        17,323         3,650            85
   benefits
   Regulatory charges                            8,209            586        26,202            24             -
    Customers and other liabilities              2,888          1,607        32,829             4             -
                                               160,741         57,137       758,104        10,508        10,488
Long-Term Liabilities
   Loans and financing                       1,175,502        164,180       206,242             -             -
    Debenture                                       --              -       429,854             -             -
    Pension plan and other post-retirement     123,315        113,261       373,387        22,244         1,084
   benefits
   Taxes and social contributions               38,455              -       110,949             -             -
    Intercompany payable                             -              -             -        19,621       110,771
   Provision for contingencies and other         4,856         10,990       103,022           280             -
   liabilities
                                             1,342,128        288,431     1,223,454        42,145       111,855
 Special liabilities                                 -          7,139       620,918             -             -
                                             1,342,128        295,570     1,844,372        42,145       111,855
Shareholders' Equity
   Capital stock                             2,338,932        751,989     1,607,168       120,650       330,718
   Income reserves                              42,045              -             -             -        24,128
                                               (76,620)       (25,415)     (179,704)      (10,220)      (18,150)
                                             2,304,357        726,574     1,427,464       110,430       336,696

Total Liabilities and Shareholders' Equity   3,807,226      1,079,281     4,029,940       163,083       459,039
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT                                 GER            TRA           DIS         TELECOM         PAR
--------------------------------------------------------------------------------------------------------------------
                                                                                                      "Pro-forma"
Operating Revenues
  Electricity sales to final customers           9,980               -     2,420,224             -             -
  Electricity sales to distributors            647,354               -       126,733             -             -
  Use of transmission plant                          -         212,516           248             -             -
  Telecom revenues                                   -               -             -        46,401             -
  Equity in results of investees                     -               -             -             -       (16,710)
  Other revenues                                 9,335           2,370        33,303            54             -
  Deductions from operating revenues           (44,981)        (12,610)     (725,203)       (5,814)          (67)
Net Sales                                      621,688         202,276     1,855,305        40,641       (16,777)

Operating Expenses
  Personnel, pension plan and other             50,665          45,335      191,891         13,578         2,033
  benefits
  Materials, supplies and third-party           57,809          10,429      117,424          4,944         1,670
  services
  Electricity purchased for resale              20,188               -    1,356,403              -             -
  Depreciation and amortization                 75,246          25,401       97,487         13,219            33
  Regulatory charges and other expenses         38,702           6,606      119,821          1,998        (1,064)
                                               242,610          87,771    1,883,026         33,739         2,672

Activities Income                              379,078         114,505      (27,721)         6,902       (19,449)
Financial Result
  Financial income                              10,754           6,609      145,497            452           138
  Financial expense                           (467,368)        (54,705)    (187,557)          (371)         (411)
                                              (456,614)        (48,096)     (42,060)            81          (273)
Operating Income                               (31,864)              -       59,870              -             -
                                              (109,400)         66,409       (9,911)         6,983       (19,722)
Nonoperating expense, net                       (8,484)         (3,479)      (8,096)          (137)         (131)
Income Before Taxes and Participation         (117,884)         62,930      (18,007)         6,846       (19,853)
  Income tax and social contribution tax        41,264         (20,136)       9,107         (2,051)        1,703

Net Income for the Period                      (76,620)         42,794       (8,900)         4,795       (18,150)
--------------------------------------------------------------------------------------------------------------------


25. SUBSEQUENT EVENTS

On October 25, 2002, the 34th Meeting of the Board of Directors of Dona Francisca Energetica S.A.--a company in which COPEL holds a 23% ownership interest (Note 12)--authorized recording of provisions for revenues losses on electric energy sold to southeast, center-west and northeast sub markets (ANEEL Resolution No. 632/2002) amounting to approximately R$ 170 million. The Company is also challenging the decisions established in ANEEL Resolution No. 288/2002.


26. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying Consolidated Financial Statements are presented on the basis of accounting practices emanating from Brazilian corporate law. Certain accounting practices and principles applied by the Company that conform to those accounting practices and principles in Brazil may not conform with generally accounting principles in other countries.


                                    * * * * *

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       COMPANHIA PARANAENSE DE ENERGIA - COPEL


Date:  December 4, 2002

                                  By    /s/ Ricardo Portugal Alves
                                       -----------------------------------------
                                       Name:  Ricardo Portugal Alves
                                       Title: Principal Financial Officer